

Financial Statements

Calendar Year Ending 31st December 2018

CY 31st December 2018

All values in US$ unless otherwise stated

Gross revenues	159,205
Sales, returns and discounts	(33,654)
Net revenues	125,551
Cost of goods sold	(38,492)
Gross margin	87,059
Shipping and fulfillment costs	(12,842)
Selling, advertising, marketing	(57,783)
Occupancy and utilities	(2,789)
Insurance	(290)
Legal & professional fees	(18,466)
Other expenses	(5,982)
Operating income	(11,093)
Non-recurring design and production costs	(42,133)
Profit before tax	(53,227)

CY 31st December 2018

All values in US$ unless otherwise stated

	31/12/2018
Assets	
Cash and cash equivalents	69,773
Inventory	10,570
Office equipment and other assets	160
Total assets	80,503
Liabilities and equity	
Share capital	133,730
Retained earnings	(53,227)
Total liabilities and equity	80,503

Statement of Cashflows

CY 31st December 2018

All values in US$ unless otherwise stated

Operating activities	
Profit before tax	(53,227)
Depreciation expense	-
Increase in AR	-
Decrease in inventory	(10,570)
Decrease in AP	-
Total cash from operating activities	**(63,797)**
Investing activities	
Purchase of office equipment	(160)
Total cash from investing activities	**(160)**
Financing activities	
Equity raise	25,000
Total cash from financing activities	**25,000**
Total cashflow	**(38,957)**
Cash and cash equivalents (pre-launch, 31st May 2018)	108,730
Cash and cash equivalents (end of period)	69,773